05039364

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/18

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50649

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 / 1 / 04 (MM/DD/YY) AND ENDING 12 / 31 / 04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zenon Capital LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 – 2269 Lakeshore Blvd., W.
(No. and Street)

Toronto	Ontario	M8V 3X6
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Z. Tatarsky (416) 255-9020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hawley & Company LLP, Chartered Accountants
(Name – *if individual, state last, first, middle name*)

225 Watline Avenue	Mississauga	Ontario	L4Z 1P3
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH., D.C. 185 SECTION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

ZENON CAPITAL LP

ANNUAL FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

HAWLEY & COMPANY LLP
Chartered Accountants
LLP

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principal:
Jim E. Moorhead, B. Comm., CMA

AUDIT REPORT ON FORM X-17A-5, PART III

We have audited the attached form X-17A-5, Part III (Statement of Financial Position) of Zenon Capital LP as at December 31, 2004, 2003 and 2002 and the Statements of Earnings (Statement of Income), Partners' Capital, Cash Flows for the three year period then ended, Computation of Net Capital Under Rule 15c3-1, as indicated in the Oath or affirmation (the "form"). This form is the responsibility of the partnership management. Our responsibility is to express an opinion on this form based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the form is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall form presentation.

In our opinion, this form presents fairly, in all material respects, the financial position of the partnership as at December 31, 2004, 2003 and 2002 and the results of its operations and the changes in its financial position for the three year period then ended in accordance with generally accepted accounting principles in the United States of America.

Hawley & Company LLP
HAWLEY & COMPANY LLP
Chartered Accountants

Mississauga, Ontario, Canada
February 26, 2005

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

ZENON CAPITAL LP
STATEMENT OF FINANCIAL POSITION (US$)
DECEMBER 31, 2004

ASSETS

	2004	2003	2002
CURRENT			
Cash and short term deposits	**$ 56,458**	$ 59,870	$ 56,750
Restricted cash (note 3)	**1,128,624**	1,072,089	1,426,976
Inventory of securities owned (note 4)	**1,109,908**	1,235,569	1,892,009
Dividends and fees receivable	**7,859**	4,370	3,636
	$ 2,302,849	$ 2,371,898	$ 3,379,371

LIABILITIES

	2004	2003	2002
CURRENT			
Accounts payable and accrued expenses	**$ 32,512**	$ 33,341	$ 36,177
Margin accounts payable (note 6)	**260,319**	464,826	1,080,939
Securities sold, not yet purchased (note 7)	**1,137,588**	1,075,275	1,437,657
	1,430,419	1,573,442	2,554,773

PARTNERS' CAPITAL

	General Partner	Limited Partner			
Beginning balance	$ 56,774	$741,682	**798,456**	824,598	757,131
Add: Contributions	66,000	-	**66,000**	31,625	107,418
Net earnings for the year	68,414	102,206	**170,620**	137,781	178,514
	191,188	843,888	**1,035,076**	994,004	1,043,063
Less: Withdrawals	78,646	84,000	**162,646**	195,548	218,465
	$ 112,542	$759,888	**872,430**	798,456	824,598
			$ 2,302,849	$ 2,371,898	$ 3,379,371

ZENON CAPITAL LP
STATEMENT OF EARNINGS (US$)
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004	2003	2002
REVENUE			
Gross trading profit	**$ 426,781**	$ 318,755	$ 365,191
Interest income	**80,559**	113,780	128,151
Dividend income	**14,556**	29,718	32,704
Knight rebates	**-**	690	4,251
Good faith interest	**444**	326	609
	522,340	463,269	530,906
EXPENSES			
Clearing charges	**271,991**	225,030	261,021
Dividends paid	**43,816**	52,108	32,546
Interest charges	**11,910**	22,809	28,059
Communication charges	**13,616**	16,346	16,596
Professional fees	**6,566**	5,680	5,161
Administration expenses	**3,242**	2,147	7,589
Foreign taxes paid	**579**	1,368	1,420
	351,720	325,488	352,392
NET EARNINGS	**$ 170,620**	$ 137,781	$ 178,514

ZENON CAPITAL LP
STATEMENT OF CHANGES IN FINANCIAL POSITION (US$)
DECEMBER 31, 2004

	2004	2003	2002
OPERATING ACTIVITIES			
Net earnings	**$ 170,620**	$ 137,781	$ 178,514
Adjustments for			
Increase (decrease) in dividends fees receivable	**(3,489)**	(734)	2,554
Decrease (increase) in inventory of securities owned	**125,661**	656,440	(399,263)
Increase (decrease) in accounts payable and accrued liabilities	**(829)**	(2,835)	14,499
Increase (decrease) in margin accounts payable	**(204,507)**	(616,114)	304,916
Increase (decrease) in securities sold, not yet purchased	**62,313**	(362,382)	242,833
	149,769	(187,844)	344,053
FINANCING ACTIVITIES			
Contributions	**66,000**	31,625	107,419
Withdrawals	**(162,646)**	(195,548)	(218,466)
	(96,646)	(163,923)	(111,047)
CASH, beginning of year	**1,131,959**	1,483,726	1,250,720
CASH, end of year	**$ 1,185,082**	$1,131,959	$1,483,726
COMPRISED OF			
Cash	**$ 56,458**	$ 59,870	$ 56,750
Restricted cash	**1,128,624**	1,072,089	1,426,976
	$1,185,082	$1,131,959	$1,483,726

1. NATURE OF BUSINESS AND FINANCIAL STATEMENTS

The company is engaged in securities trading including hedging convertible securities, preferred stock and closed-end bond funds. Zenon Capital LP is a US broker-dealer registered with the Securities and Exchange Commission (SEC).

These financial statements reflect the accounts of the limited partnership only and consequently, do not include all assets, liabilities, income and expenses of the partners. Income taxes are accounted for by each of the partners individually and therefore no provision for income taxes is made in the accounts of the partnership.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Inventory of Securities Owned

Inventory of securities owned is stated at current market value. Current market value of financial instruments is determined by quoted market closing prices at year end, when available. When a quoted market price is not readily available, alternative valuation methods may be used. For derivative financial instruments, current market is determined by quoted market closing prices, when available, prevailing market rates for instruments with similar characteristics and maturities or net present value analysis.

(b) Revenue Recognition

Revenue reflects the trading activity of the limited partnership. Revenue is recognized on settlement date.

(c) Translation of Foreign Currencies

The financial statements are presented in U.S. dollars.

Translations recorded in currencies other than US dollars are translated on the following basis:

> Current monetary assets and liabilities at exchange rates prevailing on the balance sheet dates. Revenues and expenses at the average exchange rate for the year.

2. SIGNIFICANT ACCOUNTING POLICIES CONTINUED

(d) Measurement Uncertainty

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known. Actual results could differ from these estimates.

(e) Security Transaction Charges

Security transaction charges are accrued for all transactions occurring up to the end of the reporting period.

(f) Financial Instruments

Fair value of financial assets and liabilities has been disclosed where fair value is readily obtainable and materially different than carrying value.

3. RESTRICTED CASH

Restricted cash consists of segregated funds on account with securities clearing firms from the short sale of securities and are not available for general operations. No interest is paid or accrued on restricted cash balances.

4. INVENTORY OF SECURITIES OWNED

Inventory of securities owned consists of:

	Symbol	Quantity	Market Price
ABBEY NATIONAL PLC 7.375% PFD CUM PERP	ANBPRC	3,000	$ 81,150
AMBAC FINANCIAL GROUP INC 5.95% DEB DUE 2/28/2103	AKF	300	7,542
ASBC CAPITAL I TR ORIGINATED PFD SECS 7.625% TOPRS DUE 6/15/32	ABWPRA	2,000	53,700
ALBERTSONS INC CORPORATE UNIT DUE 05/16/2007	ABSPR	2,200	55,880
BAC CAPITAL TRUST III 7% TRUST PFD SEC DUE 8/15/32	BACPRX	800	21,480
BANK OF AMERICA CORP 5.5 % PFD SER 07/15/2033	IKL	1,800	44,712
COUNTRYWIDE CAPITAL IV 6.75% TRUST PFD SECS DUE 4/1/33 B/E	CFCPRA	200	5,142
ENTERGY ARKANSAS INC 6.7% FIRST MTG BDS DUE 4/1/2032 AMBAC	EHA	2,400	63,672
EVEREST RE CAP TRUST II 6.20% TR PFD SER D DUE 3/29/34	REPRB	1,600	37,504
FINANCIAL SECURITY ASSURANCE HOLDINGS 5.60% SENIOR NTS DUE 07/15/2103	FSF	1,800	43,272
GENERAL MOTORS CORP 7.375% SR NTS DUE 5/15/48	BGM	1,400	35,378
GREAT PLAINS ENERGY INC	GXP	800	24,224
GREAT PLAINS ENERGY INC INCOME PRIDES PFD SHS 8% DUE 02/16/07	GXPPR	800	21,480
ING GROEP NV 6.2% PERP DEBT SECS	ISP	1,100	27,907
INTERPUBLIC GROUP COS INC PFD CONV SER A	IPGPRA	200	9,800
JP MORGAN CHASE CAP XII 6.25% TR PFD SECS DUE 10/15/33	JPMPRX	300	7,710

LEHMAN BROS HLDGS INC CONV PFD 6.25% PREMIUM INC EXCHANGEABLE GENERAL MILLS INC SERIES GIS	GIZ	4,000	$ 108,000
MERRILL LYNCH PREFERRED CAP TR III-7% TR ORIGINATED PFD SECS (TOPRS) (BOOK ENTRY)	MERPRD	500	13,410
MORGAN STANLEY CAPITAL TRUST IV 6.25% CAPITAL SECS DUE 4/1/33 BOOK ENTRY	MWG	100	2,533
MORGAN STANLEY CAP TR III 6.25% CAP SECS DUE 03/01/2033	MWR	200	5,086
NATIONAL RURAL UTILITY CFC 6.75% SUB NTS DUE 02/15/43	NRN	2,600	67,496
NATIONAL RURAL UTILITIES CFC 6.10% SUBORDINATED DEFERRABLE INTEREST NTS DUE 2/01/44	NRC	800	20,056
PUBLIC STORAGE INC DEPOSITARY SH 1/1000 PFD SER V	PSAPRV	1,000	26,500
PROLOGIS 6.75% CUM RED PERP PFD SHS LIQUIDATION PRF $25.00 PER SH	PLDPRG	200	5,046
PNC CAPITAL TRUST D 6.125% CAP SECS DUE 12/15/33	PNU	800	20,096
PUBLIC STORAGE INC 6.25% PFD SER Z	PSAPRZ	1,000	24,650
PUBLIC STORAGE INC 7.125% SHS REPSTG 1/1000TH PFD SER B PERPETUAL	PSAPRB	3,500	91,315
UNITED STATES CELLULAR CORP SR NT 8.75 % DUE 11/01/2032	UZG	300	8,394
VIRGINIA POWER CAPITAL TR II 7.375% TRUST PFD DUE 7/30/42	VELPRA	2,000	53,900
WELLS FARGO CAPITAL VIII 5.625% TRUST PFD SECS DUE 8/1/33	GWF	1,200	29,640
WELLS FARGO CAPT TRUST VI 6.95% TRUST PFD SEC DUE 4/15/32 B/E	WPD	1,000	26,630

XL CAPITAL LTD 7.625% SER B PREFERENCE ORDINARY SHARES	XLPRB	2,100	$	56,553
WARRANTS TO PURCHASE COMMON STOCK OF NASDAQ STOCK MARKET INC. (AT CARRYING VALUE)				10,050
Total				**$ 1,109,908**

The cost of the inventory of securities owned is $1,018,075 (2003 - $1,216,016, 2002 - $1,845,909).

5. PARTNERSHIP AGREEMENT

The partnership entered into an agreement dated June 10, 1996 whereby the General Partner Zenon Capital Inc., operates a securities and investment business for the partnership, for consideration of a share of the income generated by the partnership.

6. MARGIN ACCOUNTS PAYABLE

The margin accounts payable is due on demand. Interest charged on margin accounts is variable and set by the margin lender and the rate at December 31, 2004 is 4.0% (December 31, 2003 - 4.0%). Margin accounts payable are secured by all assets held by the lender, which includes inventory of securities owned held by securities clearing firms.

7. SECURITIES SOLD, NOT YET PURCHASED

Securities sold, not yet purchased are stated at market and is secured by all assets held by the lender, which includes inventory of securities owned held by securities clearing firms.

Securities sold, not yet purchased consists of:

	Symbol	Quantity	Market Price
AMBAC FINANCIAL GROUP INC 5.95% DEB DUE 2/28/2103	AKF	400	$ 10,056
AMERICAN FINANCIAL GROUP INC 7.125% SR DEB DUE 02/03/2034	AFE	300	7,752
ABN AMRO CAPT FDNG TR VII 6.08% PERP NON CUM GTD TRUST PFD SECS	ABNPRG	1,400	35,126
ALBERTSONS INC WITH RIGHTS TO PURCHASE COMMON STK UNDER CERTAIN CIRCUMSTANCE	ABS	1,500	35,820
BAC CAPITAL TRUST II GTD CAP SECS 7% DUE 2/1/32	BACPRV	200	5,344
BAC CAPITAL TRUST IV 5.875% TRUST PFD SECS DUE 5/3/33	BACPRU	1,200	29,988
BANK OF AMERICA CORP 5.875% PFD DUE 12/15/2033	IKM	1,800	45,072
CITIGROUP CAPITAL IX 6.00% TRUST PFD SECS (TRUPS) DUE 2/14/2033 B/E	CPRS	1,000	25,200
ENTERGY MISSISSIPPI INC 6% INSURED 1ST MTG BONDS PFD DUE 11/1/2032	EMQ	2,600	68,146
GENERAL ELECTRIC CAPITAL CORP 5.875% SR NTS DUE 2/18/33	GED	200	5,102
GENERAL ELECTRIC CAPITAL CORP 6.10% PUBLIC INCOME NOTES DUE 11/15/32	GEC	2,600	68,146
GREAT PLAINS ENERGY INC INCOME PRIDES PFD SHS 8% DUE 02/16/07	GXPPR	2,300	61,755
GENERAL MOTORS CORP 7.5% SR NTS DUE 7/01/2044	GMS	2,000	51,180
GEORGIA POWER CO 6% PFD 8/15/44 SERIES W ELECTRIC INTEGRATED	GPU	1,400	36,596

GENERAL MILLS INC WITH RIGHTS TO PURCHASE PREFRD STK UNDER CERTAIN CIRCUMSTANCE	GIS	1,400	$ 69,594
ING GROUP N V 7.05% NON CUM PERPETUAL PFD	IND	1,000	26,900
ING GROEP NV 6.2% PERP DEBT SECS	ISP	100	2,537
INTERPUBLIC GROUP OF COS INC WITH RIGHTS TO PURCHASE PREFRD STK UNDER CERTAIN CIRCUMSTANCE	IPG	600	8,040
JP MORGAN CHASE CAPITAL X 7% TRUST PFD DUE 02/15/2032	JPMPRJ	1,400	37,422
LINCOLN NATL CAP VIL VI TR PFD SECS SER F %	LNCPRF	400	10,716
MERRILL LYNCH PREFERRED CAP TR III-7% TR ORIGINATED PFD SECS (TOPRS)	MERPRD	500	13,410
METLIFE INC 5.875% PFD DUE 11/21/2033	MLG	1,000	24,960
MORGAN STANLEY CAP TRUST V 5.75% CAPITAL SECS DUE 7/15/33	MWO	2,000	49,020
NEXEN INC 7.35% PFD SUB NTS DUE 11/01/43	NXYPRB	2,900	78,097
NATIONAL RURAL UTILITIES CFC 6.10% SUBORDINATED DEFERRABLE INTEREST NTS DUE 2/01/44	NRC	1,800	45,126
PUBLIC STORAGE INC 6.125% DEP SHS REP 1/1000 OF CUM PFD STOCK	PSAPRA	2,700	67,041
PNC CAPITAL TRUST D 6.125% CAP SECS DUE 12/15/33	PNU	1,000	25,120
PUBLIC STORAGE INC 6.25% PFD SER Z	PSAPRZ	1,000	24,650
ROYAL BK SCOTLAND GROUP PLC SPONSORED ADR REPSTG SER L	RBSPRL	1,400	34,314
WELLS FARGO CAPITAL VII 5.85% TRUST PFD SECS DUE 5/1/33	WPK	2,400	59,808
WELLS FARGO CAP TRUST IX 5.625% TRUST PFD SECS DUE 4/8/2034	JWF	2,000	48,240

XL CAPITAL LTD 8% SER A PREFERENCE ORD SHS	XLPRA	1,000	$ 27,310
Total			**$ 1,137,588**

8. PARTNERSHIP DISTRIBUTIONS AND CONTRIBUTIONS

During the year, the partnership received contributions of $66,000 (2003 - $31,625, 2002 - $75,600) from the general partner and $NIL (2003 - $NIL 2002 - $31,819) from the limited partners and made distributions of $78,646 (2003 - $110,133, 2002 - $69,466) and $84,000 (2003 - $85,415, 2002 - $153,507) respectively. The partnership agreement provides for contributions and distributions and the general partner maintains the liquidity of the partnership to meet obligations for distributions as required.

9. CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

This statement has not been prepared as there are no liabilities of this nature.

10. NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, the partnership is subject to the Net Capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Under those rules the partnership must maintain minimum Net Capital equal to a minimum of $100,000, in addition to meeting other Net Capital provisions. As at the year end the partnership met the minimum Net Capital provisions.

Zenon Capital

TRIAL BALANCE AND NET CAPITAL COMPUTATION December 31, 2004.

Assets	DEBIT	CREDIT		
Canada Trust - Cash	683	0		
US Clearing - Good Faith Deposit	52,226	0		
US Clearing - Cash Account	29	0		
US Clearing - Margin Account	0	(260,319)		
US Clearing - Short Account	1,128,624	0		
US Clearing - Stocks Long	1,099,858	0		
US Clearing - Stocks Short	0	(1,137,588)		
Lind-Waldock - Futures Account	3,548	0	830,605	Equity
NASD Private Placement	10,050	0	-37,730	Priced Portfolio
Dividends Receivable	7,859	0	7,859	Receivable
Liabilities				
Dividends Payable	0	(1,265)	-32,541	Payable
US Clearing Payable	0	(26,397)		
Other Payable	0	(4,879)		
Equity				
Equity at Start of Year	798,456	0		
Capital Deposits	66,000	0		
Capital Withdrawals - General Partner	0	(78,646)		
Capital Withdrawals - Limited Partners	0	(84,000)		
Gross Profit	181,273			
Limited Partnership Expenses	(10,074)			
Withholding Tax	(579)			
Net Profit	170,620			
NET EQUITY	872,430			
Less NASD Private Placement	10,050			
Less Receivables	7,859			
Less Good Faith Deposit Surplus	2,226			
Less Haircut	117,198			
NET CAPITAL	735,097			
Required Net Capital	100,000			
Required Net Capital plus 20%	120,000			
EXCESS NET CAPITAL	635,097			

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

HAIRCUT WORKOUT December 31, 2004,

	LONG Positions Symbol	Class	S&P Rating	Quantity	Price	Market Value	Shares for Haircut	Net Value For Haircut	Haircut Percent	HAIRCUT	Percent of Net Capital	Concentration Haircut	Conversion Ratio	Hedge	Shares Zero Haircut
L01	ANB.PR.C	PI	A+	3,000	27.0500	81,150	3000	81,150	0.10	8,115	9.30	0			0
L02	ABW.PR.A	PI	BBB+	2,000	26.8500	53,700	2000	53,700	0.10	5,370	6.16	0			0
L03	x														0
L04	BAC.PR.X	PI	AA-	800	26.8500	21,480	800	21,480	0.10	2,148	2.46	0			0
L05	IKL	PI	BBB	1,800	24.8400	44,712	1800	44,712	0.10	4,471	5.12	0			0
L06	CFC.PR.A	PI	A-	200	25.7100	5,142	200	5,142	0.10	514	0.59	0			0
L07	EHA	PI	AAA	2,400	26.5300	63,672	2400	63,672	0.10	6,367	7.30	0			0
L08	RE.PR.B	PI	BBB+	1,600	23.4400	37,504	1600	37,504	0.10	3,750	4.30	0			0
L09	x														0
L10	FSF	PI	AA-	1,800	24.0400	43,272	1800	43,272	0.10	4,327	4.96	0			0
L11	BGM	PI	BBB	1,400	25.2700	35,378	1400	35,378	0.10	3,538	4.06	0			0
L12	ISP	PI	A+	1,000	25.3700	25,370	1000	25,370	0.10	2,537	2.91	0			0
L13	JPM.PR.X	PI	A	300	25.7000	7,710	300	7,710	0.10	771	0.88	0			0
L14	x														0
L15	MWG	PI	A+	100	25.3300	2,533	100	2,533	0.10	253	0.29	0			0
L16	MWR	PI	A+	200	25.4300	5,086	200	5,086	0.10	509	0.58	0			0
L17	NRN	PI	A	2,600	25.9600	67,496	2600	67,496	0.10	6,750	7.74	0			0
L18	PSA.PR.V	PI	BBB+	1,000	26.5000	26,500	1000	26,500	0.10	2,650	3.04	0			0
L19	PLD.PR.G	PI	BBB	200	25.2300	5,046	200	5,046	0.10	505	0.58	0			0
L20	WPD	PI	AA-	1,000	26.6300	26,630	1000	26,630	0.10	2,663	3.05	0			0
L21	XL.PR.B	PI	A-	2,100	26.9300	56,553	2100	56,553	0.10	5,655	6.48	0			0
L22	PSA.PR.B	PI	BBB	3,500	26.0900	91,315	3500	91,315	0.10	9,132	10.47	611			0
L23	UZG	PI	BBB+	300	27.9800	8,394	300	8,394	0.10	839	0.96	0			0
L24	VEL.PR.A	PI	BBB+	2,000	26.9500	53,900	2000	53,900	0.10	5,390	6.18	0			0
L25	GWF	PI	AA-	1,200	24.7000	29,640	1200	29,640	0.10	2,964	3.40	0			0
L26	x														0
L27	ABS.PR	PI	BBB	2,200	25.4000	55,880	2200	55,880	0.10	5,588	6.41	0			0
L28	GXP	C		800	30.2800	24,224	800	24,224	0.15	3,634	2.78	0			0
L29	GIZ	PI	A	4,000	27.0000	108,000	4000	108,000	0.10	10,800	12.38	3,114			0
L30	IPG.PR.A	PJ	BB	200	49.0000	9,800	200	9,800	0.15	1,470	1.12	0			0
L31	x														0
L32	x														0
L33	x														0
L34	x														0
L35	x														0
L36	x														0
L37	x														0
L38	x														0
L39	x														0
L40	x														0
L41	x														0
					LONG	990,087									

	SHORT Positions Symbol	Class	Moody's Rating	Quantity	Price	Market Value	Net Value for Haircut	Haircut Percent	Haircut	Percent of Net Capital	Concentration Haircut
S01	AKF	PI	AAA	100	25.1400	2,514	2,514	0.10	251	0.29	0
S02	AFE	PI	BBB	300	25.8400	7,752	7,752	0.10	775	0.89	0
S03	ABN.PR.G	PI	AA-	1,400	25.0900	35,126	35,126	0.10	3,513	4.03	0
S04	BAC.PR.V	PI	AA-	200	26.7200	5,344	5,344	0.10	534	0.61	0
S05	BAC.PR.U	PI	AA-	1,200	24.9900	29,988	29,988	0.10	2,999	3.44	0
S06	IKM	PI	AA-	1,800	25.0400	45,072	45,072	0.10	4,507	5.17	0
S07	C.PR.S	PI	AA	1,000	25.2000	25,200	25,200	0.10	2,520	2.89	0
S08	EMO	PI	A	2,600	26.2100	68,146	68,146	0.10	6,815	7.81	0
S09	GEC	PI	A	2,600	26.2100	68,146	68,146	0.10	6,815	7.81	0
S10	GMS	PI	BBB	2,000	25.5900	51,180	51,180	0.10	5,118	5.87	0
S11	GPU	PI	A+	1,400	26.1400	36,596	36,596	0.10	3,660	4.19	0
S12	IND	PI	AA-	1,000	26.9000	26,900	26,900	0.10	2,690	3.08	0
S13	JPM.PR.J	PI	A	1,400	26.7300	37,422	37,422	0.10	3,742	4.29	0
S14	LNC.PR.F	PI	A-	400	26.7900	10,716	10,716	0.10	1,072	1.23	0
S15	PSA.PR.A	PI	BBB+	2,700	24.8300	67,041	67,041	0.10	6,704	7.68	0
S16	PNU	PI	A-	200	25.1200	5,024	5,024	0.10	502	0.58	0
S17	MLG	PI	A	1,000	24.9600	24,960	24,960	0.10	2,496	2.86	0
S18	MWO	PI	A+	2,000	24.5100	49,020	49,020	0.10	4,902	5.62	0
S19	NXY.PR.B	PI	BBB-	2,900	26.9300	78,097	78,097	0.10	7,810	8.95	0
S20	RBS.PR.L	PI	AA	1,400	24.5100	34,314	34,314	0.10	3,431	3.93	0
S21	WPK	PI	AA-	2,400	24.9200	59,808	59,808	0.10	5,981	6.86	0
S22	JWF	PI	AA-	2,000	24.1200	48,240	48,240	0.10	4,824	5.53	0
S23	XL.PR.A	PI	A-	1,000	27.3100	27,310	27,310	0.10	2,731	3.13	0
S24	GED	PI	A	200	25.5100	5,102	5,102	0.10	510	0.58	0
S25	NRC	PI	A	1,000	25.0700	25,070	25,070	0.10	2,507	2.87	0
S26	x										
S27	ABS	C		1,500	23.8800	35,820	35,820	0.15	5,373	4.11	0
S28	GXP.PR	PI	BBB-	1,500	26.8500	40,275	40,275	0.10	4,028	4.62	0
S29	GIS	C		1,400	49.7100	69,594	69,594	0.15	10,439	7.98	0
S30	IPG	C		600	13.4000	8,040	8,040	0.15	1,206	0.92	0
S31	x										
S32	x										
S33	x										
S34	x										
S35	x										
S36	x										
	Check Pref	Total			SHORT	1,027,817			209,184		3,724
	Long	426,709			Total	-37,730	-29,580				
	Short	-843,916									
		-417,207									

INVESTMENT GRADE PREFERRED Long Market Value	956,063	
INVESTMENT GRADE PREFERRED Short Market Value	914,363	
INVESTMENT GRADE PREFERRED Haircut	95,606	
		Percent of Total Market Value
15% Total Market Value	147,476	
15% Long Market Value	34,024	23.0706
15% Short Market Value	113,454	76.9294
GREATER LONG/SHORT Haircut	17,016	
LONG/SHORT EXCEEDS 25% Haircut	849	
UNDUE CONCENTRATION Haircut	3,724	
TOTAL STOCK HAIRCUT	117,196	
Futures Positions		
FUTURES HAIRCUT	0	
TOTAL HAIRCUT	117,196	

EXPLANATORY NOTES
Positions are assigned to a CLASS as follows:
PI - Investment Grade Preferred Stock
PJ - Junk Grade Preferred Stock
M - Closed-End Municipal Bond Fund
B - Closed-End Bond Fund
V - Convertible Preferred Stock
C - Common Stock

Algorithm for LONG Convertible Preferred Haircuts
[1] No haircut if converted position is offset by short common.
[2] Find matching short position for long convertible preferred.
[3] Using conversion ratio, calculate amount of shares that are offset by short position.
[4] Apply 0% haircut to [3] and 15% haircut to QUANTITY-[3]

Offsetting Positions				
1	ISP	100	25.3700	2,537
2	NRC	800	25.0700	20,056
3	MER.PR.D	500	26.8200	13,410
4	PHU	800	25.1200	20,096
5	PSA.PR.Z	1,000	24.6500	24,650
6	AKF	300	25.1400	7,542
7	GXP.PR	800	26.8500	21,480
8	x			
9	x			
10	x			
11	x			
12	x			
13	x			
14	x			
15	x			
16	x			
17	x			
			Total	109,771

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

Zenon Capital

AGGREGATE INDEBTEDNESS COMPUTATION

VALUES FROM TRIAL BALANCE **December 31, 2004.**

	AI	Non-AI
US Clearing - Margin Account	0	
US Clearing - Stocks Short		1,027,817
Dividends Payable	0	
Accrued Liabilities	31,276	
AGGREGATE INDEBTEDNESS	31,276	
NET CAPITAL	872,430	
Required Net Capital at 1500%	2,085	
EXCESS NET CAPITAL	870,345	

2269 Lakeshore Blvd. W. #1010, Toronto, Ontario M8V 3X6
Tel:(416) 255-9020 Fax:(416) 255-3427

ZENON CAPITAL LP

RECONCILIATION OF NET CAPITAL COMPUTATIONS

DECEMBER 31, 2004

per Securities and Exchange Commission (SEC) Rule 17a-5(d)

	Dec 31, 2004
NET CAPITAL - Focus Report Part IIA, December 31, 2004	**$753,328**
Reconciling items:	
Total Ownership Equity (note 1)	-16,226
Good faith deposit surplus (note 2)	-2,226
Haircuts on securities:	
Other securities (note 3)	-7,410
Undue concentration (note 4)	-4,769
NET CAPITAL - Audited Form X-17A-5 Part III, December 31, 2004	**$722,697**

Notes:

1.	Total ownership equity Audited Form X-17A-5 Part III, December 31, 2004	$872,430
	Total ownership equity Focus Report Part IIA, December 31, 2004	888,656
	Difference	-$16,226
	Accounts payable & accrued expenses, understated	-$3,750
	Inventory of securities owned (offset)	594,236
	Securities sold, not yet purchased (offset)	-384,978
	Margin account overstated	-211,684
	Inventory of securities - valuation difference (not marketable securities)	-10,050
		-$16,226
2.	This item was not recognized in the Focus Report Part IIA.	
3.	Haircuts -Other securities- Focus Report Part IIA, December 31, 2004	$105,999
	Haircuts -Other securities- Audited Form X-17A-5 Part III, December 31, 2004	113,409
	Difference in Haircuts - Other securities	-$7,410
4.	Undue concentration Focus Report Part IIA, December 31, 2004	$1,370
	Undue concentration Audited Form X-17A-5 Part III, December 31, 2004	6,139
	Difference in Haircuts - Undue concentration	-$4,769

HAWLEY & COMPANY LLP
Chartered Accountants

Partners:
Mark E. Hawley, B. Comm., C.A.
Thomas G. Stacy, B. Math., C.A.

Principal:
Jim E. Moorhead, B. Comm., CMA

ACCOUNTANT'S REPORT ON MATERIAL INADEQUACIES - RULE 17A-5(j)

In accordance with Rule 17a-5(d) and 17a-5(j) we provide the following supplemental report to our annual audit report on form X-17A-5, Part III, describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Our annual audit on form X-17A-5, Part III did not disclose any material inadequacies.

Mississauga, Ontario, Canada

February 26, 2005

Hawley & Company LLP

Chartered Accountants

225 Watline Avenue, Mississauga, Ontario L4Z 1P3 • (905) 507-0590 • fax (905) 507-0594

OATH OR AFFIRMATION

I, GEORGE Z. TATARSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZENON CAPITAL LP, as of DECEMBER 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

GENERAL PARTNER
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- N/A ☐ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*